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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38326

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2007____AND ENDING___12/31/2007___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

              F.M.I.C. SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

        204 WEST 14th STREET, SUITE 1J
               (No. and Street)

       NEW YORK,   N.Y,   10011
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
        GEORGI A. MICHELE   (212) 243-7802
                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

            (Name – if individual, state last, first, middle name)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.



PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___RONALD B. CURRY_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___F.M.I.C. SECURITIES, INC._____ , as of _____December 31_____, 20_07___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

<u>Signature</u>

PRESIDENT
<u>Title</u>

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GEORGI A. MICHELE
Notary Public, State of New York
No. 01MI2689850
Qualified in New York County
Commission Expires 5/31/2011

F.M.I.C. SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

CONTENTS

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
—
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

F.M.I.C. SECURITIES, INC.

I have audited the accompanying statement of financial condition of F.M.I.C. Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of F.M.I.C. Securities, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 16, 2007

F.M.I.C. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:

Cash	$ 186,069
Other receivables	520
Total assets	**$ 186,589**

LIABILITIES AND STOCKHOLDERS EQUITY

Current liabilities:

Accrued expenses payable	$ 12,079
Total liabilities	**12,079**

Stockholders' equity:

Common stock, no par value; authorized 200 shares; outstanding 100 shares.	$ 100	
Additional paid-in-capital	7,247	
Retained earnings	167,163	
Total stockholders' equity		**174,510**

Total liabilities and stockholders equity $ 186,589

See notes to financial statements

2

F.M.I.C. SECURITIES, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:

Commission income		$ 40
Other income		35,000
Interest and dividends		7,665
Total revenue		**42,705**

Expenses:

Regulatory fees	$ 1,242	
Insurance	364	
Other expenses	8,151	
Total expenses		9,757
Net income before Federal income tax		32,948
Less: Federal income tax		(4,942)
Net income		**$ 28,006**

See notes to financial statements.

3

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

F.M.I.C. SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Resources provided:

Net income		$ 28,006
Increase in accrued expenses		9,805
Decrease in receivables from brokers and dealers		550
Total resources provided		**38,361**

Resources applied:

Distributions	$85,000	
Increase in other receivables	20	
Total resources applied		**85,020**

Decrease	(46,659)
Cash - January 1, 2007	232,728
Cash - December 31, 2007	**$186,069**

See notes to financial statements.

4

F.M.I.C. SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholders' equity, January 1, 2007	$231,504
Add: Net income	298,006
Less: Distributions	(85,000)
Stockholders' equity, December 31, 2007	**$174,510**

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ -0-
Increase and (decreases)	-0-
Balance, December 31, 2007	**$ -0-**

See notes to financial statements.

5

1. Summary of significant accounting policies:

    Income taxes:

    The company became a corporation on January 1, 1994. Income taxes are based on the net income of the company.

2. The following supplementary information is submitted:

    Net capital as reported on page 7 of this audited Form X-17A-5 indicates net capital of $173,990. In January 2008, the company filed part IIA of Form X-17A-5 (unaudited) and reported net capital of $185,607. The difference of $11,617 is due to various accruals and reclassifications made during the audit.

6

F.M.I.C. SECURITIES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Common stock		$ 100
Additional paid in capital		7,247
Retained earnings		167,163
		174,510
Less: non-allowable assets		(520)
Net capital before haircuts		173,990
Less: Haircuts on securities		-0-
Net capital		**173,990**

Greater of:

Minimum dollar net capital required	$ 5,000	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $12,079)	$ 805	5,000
Excess net capital		**$168,990**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 12,079
Percentage of aggregate indebtedness to net capital	6%

See notes to financial statements.

7

F.M.I.C. SECURITIES, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$185,607
Less: Audit Adjustments	(11,617)
Net capital per audited report, December 31, 2007	**$173,990**

8

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
---
(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

F.M.I.C. SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedules of F.M.I.C. Securities, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent l mitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2008

10

END

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT